

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

May 10, 2007

By Facsimile (212.451.2222) and U.S. Mail
Adam W. Finerman, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: **Riviera Holdings Corporation**
      Definitive Additional Materials
      Filed May 8, 2007
      File No. 000-21430

Dear Mr. Finerman:

   We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEFA14 filed May 8, 2007

General

1.   We note your statements in the letter to shareholders that the Riv Acquisition group nominees are "self-serving," "will seek to approve a below-market sale of Riviera" and "will seek to force a sale…regardless if [sic] whether it is the highest and best price." We note further your implication that the group's nominees will not "protect the shareholders" from a less than best acquisition offer. Such statements imply that the nominees, if elected, would not be bound by and would fail to fulfill their fiduciary duties. You must avoid statements that directly or indirectly impugn character, integrity

or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. In this regard, we note the following examples:

- [The Riv Acquisition group's] goal is to install directors who will seek to approve a below-market sale…for their own personal gain; and
- The implication that the Riv Acquisition group seeks to take an "unfair advantage of the shareholders."

Important Facts to Know

3. We note statements throughout your materials in which you assert your belief that Riv Acquisition group will attempt to acquire the company at a "below-market price." We note further your statements regarding the "enormous appreciation" of values in Las Vegas and the reference to Company's "true value." Please provide support for these statements and quantify any analyses performed to support these statements. To the extent any such analyses have not been performed, so state.

4. Please explain in greater detail and provide support for your statement that the Riv Acquisition group has submitted a "highly conditional" offer.

5. Please reconcile your statement that the Riv Acquisition group "refuses to engage in constructive negotiations" with your statement that you have engaged in "extensive negotiations" with the group.

6. Please explain why you believe the Riv Acquisition group's offer would "preclude other bidders from submitting higher and better offers." For example, tell us whether the offer lack a "go-shop" provision.

Your Board is Working to maximize Shareholder Value

7. We note your statement that your financial advisor has contacted over 100 parties regarding a potential acquisition of the Company. Please tell us when those contacts occurred and update as to the results of those contacts, including the types of entities contacted, the criteria used to identify these entities and whether you entered into any serious negotiations with any of the potential bidders.

Closing Comments

You should furnish a response letter keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since you are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures you have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Special Counsel
Office of Mergers & Acquisitions